SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

NILE AFRICA NATURAL RESOURCES FUND

A SERIES OF THE

NILE CAPITAL INVESTMENT TRUST

LETTER OF INVESTMENT INTENT

March 8, 2010

To the Board of Trustees of Nile Capital Investment Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the Nile Africa Natural Resources Fund, a series of the Nile Capital Investment Trust, in the amount of $100,000 for 10,000 Class A shares at a net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Nile Capital Management, LLC

/s/Larry Seruma

Larry Seruma

President